UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 10*)

NEULION, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64128J101

(CUSIP Number)

Roy E. Reichbach, Esq. NeuLion, Inc. 1600 Old Country Road Plainview, NY 11803 (516) 622-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   64128J 101

1.	Names of Reporting Person: Nancy Li

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

	7.	Sole Voting Power:	81,218,457 (1)

	8.	Shared Voting Power:	0

	9.	Sole Dispositive Power:	81,218,457 (1)

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 81,218,457 (1)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):		☐

13.	Percent of Class Represented by Amount in Row 11: 28.8% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes (a) 41,350,056 shares of common stock of NeuLion, Inc. (the “Common Stock”) held directly by Ms. Li, (b) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children of which Ms. Li is the trustee, and (c) 1,999,664 shares of Common Stock underlying options and RSU’s.  Also includes 37,812,697 shares of Common Stock beneficially owned by Mr. Wang, Ms. Li’s spouse, of which Ms. Li disclaims beneficial ownership.

(2) Based on 280,334,268  shares of Common Stock issued and outstanding as of March 26, 2018.

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Explanatory Note

This Amendment No. 10 to Schedule 13D (this “Amendment”) is filed by Nancy Li (the “Reporting Person” or “Ms. Li”) and supplements the previous Statement on Schedule 13D for the Reporting Person, as amended to date. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

ITEM 4. PURPOSE OF TRANSACTION

On March 26, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WME Entertainment, LLC (“Parent”), and NeuLion Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things and subject to the satisfaction or waiver of specified conditions, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as the wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each of the Issuer’s issued and outstanding shares of Common Stock (other than any shares held by the Issuer as treasury shares or shares held by Parent, Merger Sub, or any other wholly owned affiliate of Parent and those shares with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn) will be cancelled and extinguished and converted into the right to receive $0.84 in cash, without interest (the “Per Share Merger Consideration”).

As of the effective time of the Merger, each stock option of the Issuer that is outstanding and unexercised immediately before the effective time will be cancelled in consideration for the right to receive a cash payment equal to the excess, if any, of the Per Share Merger Consideration over the exercise price of such stock option, without interest, less any required withholding taxes.

Also effective March 26, 2018, the Reporting Person delivered a written consent adopting the Merger Agreement and entered into a Support Agreement (the “Support Agreement”) with Parent and Merger Sub with respect to all shares of Common Stock beneficially owned by it (the “Voting Shares”).

Under the Support Agreement, the Reporting Person agreed to take the following actions, among others, during the term of the Support Agreement: (1) vote the Voting Shares in favor of the Merger Agreement and the transactions contemplated thereby and (2) vote the Voting Shares against (A) any action or agreement that would reasonably be expected to prevent or materially delay the consummation of the Merger or any other transactions contemplated by the Support Agreement or the Merger Agreement, (B) any offer, proposal, inquiry or indication of interest relating to any direct or indirect transaction or series of transactions with any Person other than Parent or Merger Sub or any of their respective subsidiaries (“Acquisition Proposal”) and (C) any action, proposal, transaction or agreement that, to the knowledge of the Reporting Persons, would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Reporting Persons or the Issuer under this Agreement or the Merger Agreement.

Under the Support Agreement, the Reporting Person is restricted from disposing of any of the Voting Shares or engaging in any discussions or negotiations with, or solicit or encourage, any third party with respect to an Acquisition Proposal. The Support Agreement will terminate upon (1) the mutual written consent of Parent and the Reporting Person, (2) the effective time of the Merger, or (3) the termination of the Merger Agreement in accordance with its terms.

The foregoing descriptions of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Support Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, hereto and are incorporated by reference herein.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of March 26, 2018, Ms. Li beneficially owned (a) 41,350,056 shares of Common Stock held directly by Ms. Li, (b) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children of which Ms. Li is the trustee, and (c) 1,999,664 shares of Common Stock underlying options and RSUs.  Ms. Li’s spouse, Charles B. Wang, owned (i) 14,736,007 shares of Common Stock held directly, (ii) 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren of which Mr. Wang is the trustee, and (iii) 22,820,650 shares of Common Stock held by AvantaLion LLC (“AvantaLion”).  AvantaLion is a Delaware limited liability company controlled by Mr. Wang.  The foregoing represented 28.8% of the total issued and outstanding Common Stock, based on 280,334,268 shares of Common Stock issued and outstanding as of March 26, 2018.

Ms. Li does not have voting or dispositive power over the securities held by Mr. Wang and disclaims beneficial ownership of all such securities, and this report shall not be construed as an admission that Ms. Li is the beneficial owner of such securities for the purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

(b)	Power to Vote and Dispose of the Issuer Shares:

Ms. Li had sole voting and dispositive power over owned (a) 41,350,056 shares of shares of Common Stock held directly by Ms. Li, (b) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children of which Ms. Li is the trustee, and (c) 1,999,664 shares of Common Stock underlying options and RSU’s which are exercisable by Ms. Li.

(c)	Transactions Effected During the Past 60 Days:

Ms. Li has not effected any transactions in the Common Stock during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement and Plan of Merger dated as of March 26, 2018 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on 8-K filed with the SEC on March 27, 2018)

99.2	Support Agreement of Reporting Person

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2018
(Date)

/s/ Stacey Sabo, attorney-in-fact
(Signature)

Stacey Sabo, attorney-in-fact
(Name)